Exhibit 99.1

COPERNIC INC.

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

JUNE 17, 2009

Equity Transfer & Trust Company hereby reports that:

1	Shareholders present representing	7,000 shares
2	Proxy holders present representing	2 shares
140	Management proxies received representing	9,764,402 shares

Total number of shares represented at the meeting	9,771,404	Percentage of 14,637,531 outstanding	66.76%

MANAGEMENT PROXY VOTES

ELECTION OF DIRECTORS

8,971,754	shares represented by proxy VOTED FOR

792,647	shares represented by proxy WITHHOLDING VOTE (8.12%)

1	shared represented by proxy NOT VOTED (BROADRIDGE US)

APPOINTMENT OF AUDITORS AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION

9,440,282	shares represented by proxy VOTED FOR

324,120	shares represented by proxy WITHHOLDING VOTE (3.32%)

APPROVING THE SALE OF CERTAIN ASSETS OF THE COMPANY RELATING TO MAMMA.COM AND ITS AD NETWORK

1,400,493	shares represented by proxy VOTED FOR

113,444	shares represented by proxy VOTED AGAINST (7.49%)

8,250,465	shared represented by proxy NOT VOTED (BROADRIDGE US)

Dated this 17th day of June, 2009

/s/ Michael Lee
SCRUTINEER